

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2021

Cassio Bobsin
Chief Executive Officer
Zenvia Inc.
Avenida Paulista, 2300, 18th Floor, Suites 182 and 184
São Paulo, São Paulo, 01310-300, Brazil

> **Re: Zenvia Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted January 26, 2021**
> **CIK No. 0001836934**

Dear Mr. Bobsin:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted January 26, 2021

Summary Financial and Other Information
Non-GAAP Financial Measures, page 19

1. Please describe for us the compensation arrangements related to the Total Voice acquisition and Long-Term Incentive Program. Tell us how you determined it is appropriate to exclude compensation from your non-GAAP measures, which appears to be tied to the attainment of future operating and financial goals and clarify how such compensation differs from other bonus awards paid to employees and management. Refer to Question 100.01 of the non-GAAP C&DIs.

Risk Factors
Material weaknesses in our internal control over financial reporting have been identified, page 42

2. We note you plan to adopt measures that will improve your internal control over financial reporting and remediate the material weaknesses that you have identified. Please revise to describe what plans, if any, have been implemented and clarify what remains to be completed in your remediation efforts. Also, if the material weakness has not been fully remediated, revise to disclose how long you estimate it will take to complete your plan and disclose any associated material costs that you have incurred or expect to incur.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Principal Factors Affecting Our Results of Operations, page 84

3. We note net revenue expansion rate is calculated based on revenue from a cohort of active customers in the last twelve months as compared to revenue from that same set of customers for the prior twelve months. This measure does not appear to factor in customers from the prior period that fail to renew or no longer continue to use your services. Therefore, please tell us the renewal rates for each period presented. Tell us your consideration to include such measures or explain what measures management uses to measure customer attrition. Refer to SEC Release 33-10751.

Historical Results of Operations
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Revenue, page 88

4. You disclose that revenue increased in 2019 due to increased usage of your messaging and voice products by existing customers as well an increase in the number of active customers. You further state that the increase from new and existing customers were partially offset by a reduction in the average unit price you charge your customers. Please revise to quantify the increase in revenue attributed to new versus existing customers as well as the impact of any corresponding decrease in pricing. Refer to Item 5.A.1 of Form 20-F and Section III.D of SEC Release No 33-6835.

5. You state that a substantial percentage of your revenue is generated from your SMS text messaging service. Please tell us the amount of revenue derived from each significant type of service you provide for the periods presented, as well as what consideration was given to disclosing revenue by service type or arrangement type. In your response, specifically provide the amount of revenue from each of SMS and other IP-based messaging services, such as Whatsapp, as well as from subscription versus pay-as-you-go arrangements.

Notes to Consolidated Financial Statements
Note 4.d. Revenue, page F-11

6. We note you present gross operating revenue here, which you also reconcile to revenue in

accordance with IFRS as issued by the IASB in Note 20. To the extent this disclosure is required pursuant to Brazilian Law, please revise to disclose as such. Refer to IAS 1, paragraph 112(c). Alternatively, explain how such disclosure complies with Item 10(e)(1)(ii)(C) of Regulation S-K or revise to remove. Also, explain your basis for presenting revenue by geography on a gross basis rather than on an IFRS basis.

Note 10. Intangible assets and goodwill, page F-24

7.   Please tell us what your intangible asset for customer portfolio represents and tell us how you determined the useful life of 10 years for this asset. In this regard, we note that most of your customers do not have long-term contractual arrangements and you refer to an average life-cycle of 2.51 years for your medium and large clients. Refer to IAS 38.90.

Note 27 Subsequent Events
27.4 Rodati Motors Corporation Acquisition, page F-41

8.   Please revise to provide interim historical financial statements for Rodati Motors Corporation pursuant to Rule 3-05 of Regulation S-X, as well as pro forma financial statements pursuant to Article 11 of Regulation S-X. Also, tell us how you factored in the earn-out consideration when determining significance under the investment test and how you concluded that only one year of audited financial statements is required. Refer to Rule 1-02(w)(1)(i)(1) and 3-05(b)(2) of Regulation S-X.

General

9.   Please update your financial statements or file the necessary representations as to why such updates are not necessary as an Exhibit to this filing. Refer to Item 8.A.4 of Form 20-F and Instruction 2 thereto.

10.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

       You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Technology